

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2025

Chak Lam Wong
Chief Executive Officer
KWF Group Holding Limited
Office D, 22/F, Tower A, Capital Tower
No. 38 Wai Yip Street
Kowloon, Hong Kong

> **Re: KWF Group Holding Limited**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted July 9, 2025**
> **CIK No. 0002068224**

Dear Chak Lam Wong:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 2, 2025 letter.

Amended Draft Registration Statement submitted July 9, 2025

Business, page 70

1. We note the revisions made in response to prior comment 2 and reissue the comment. Please revise to provide more fulsome details regarding the specific public projects described on page 72. For example, please describe the material terms of each individual contract including the term length (multi-year, one year, etc.), specific details of the infrastructure developments and other services provided, and any material provisions or conditions that may affect the completion of the project.

Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeffrey Yeung, Esq.